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                             December 28, 2023

       Andrey Fadeev
       Chief Executive Officer
       GDEV Inc.
       55, Griva Digeni
       3101, Limassol
       Cyprus

                                                        Re: GDEV Inc.
                                                            Schedule TO-I Filed
December 19, 2023
                                                            File No. 005-93469

       Dear Andrey Fadeev:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-I Filed December 19, 2023

       General

   1. We note that one of the Company's co-founders, Boris Gertsovskiy, intends to tender approximately 10
million shares in the Offer and a former employee, Aleksandr Ivanov, may tender an
additional 3,658,754 shares. Item 5 of Schedule TO and Item 1005(e) of
                                                        Regulation M-A require
disclosure of any agreements, arrangements or understandings between the Company and
any persons with respect to any securities of the
                                                        Company. Item 6 of
Schedule TO and Item 1006(c) of Regulation M-A require disclosure of any plans or
negotiations relating to purchases of the subject securities or changes in the board of directors.
Please revise the Offer to Purchase to provide the information required by these Items
with respect to any negotiations or understandings between these individuals and the
Company leading up to the Offer. With respect to Mr. Gertsovskiy's right to appoint
directors based on his share ownership, revise to explain how this right could be impacted,
assuming the 10 million shares he intends to tender are purchased in
 Andrey Fadeev
FirstName
GDEV Inc.LastNameAndrey Fadeev
Comapany28,
December  NameGDEV
              2023     Inc.
December
Page 2    28, 2023 Page 2
FirstName LastName
         the Offer. As a general matter, to the extent that these individuals participated in negotiating, structuring or discussing the terms of the Offer, the offer materials should be expanded to describe these contacts. Additionally, if the Offer is being made, in whole or in part, to enable these individuals to liquidate their shares, the offer materials should be revised to explicitly state this.
2. Throughout the Offer to Purchase, such as at the bottom of page i, you state that no persons subject to Sanctions are eligible to participate or tender shares in the Offer. In your response letter, please explain how this limitation on participation in the Offer is consistent with the all-holders requirement of Rule 13e-4(f)(8)(i). Please advise or revise. Additionally, revise the offer materials to state whether any affiliates of the
         Company are subject to Sanctions.
3. See our last comment above. The definition of "Sanctions" on page 3 of the Offer to
         Purchase is vague and overly broad, such that it is not clear who is prohibited from participating in the Offer. Pending resolution of the all-holders issue raised above, this definition should be revised to specifically enumerate the sanctions which would render a shareholder ineligible to participate in the Offer. Currently, the definition refers to sanctions imposed by "the United States Government or other applicable governments"
         (emphasis added) and includes the qualifier "including, without limitation" to potentially encompass a broad range of unspecified entities and laws that would prohibit participation. Please revise to identify the specific sanctions that apply for purposes of the
         Offer and the governments and governmental or other entities that administer them. Also provide a general explanation of what each sanction relates to.
4. We note that you have checked a box on the cover page of the Schedule TO indicating that the Company is relying on Rule 13e-4(i). Please revise the offer materials generally to highlight and explain how the terms of this Offer differ from a domestic offer, given your reliance on the Tier II cross-border exemptions. As one example only, we note that on page 20 of the Offer to Purchase you disclose that you will pay for tendered shares promptly after the Expiration Time, but do not define what constitutes "promptly" for these purposes. If the Company will rely on foreign payment practice, and that practice differs from the U.S. concept of prompt payment for purposes of a tender offer, this should be explained in the offer materials. Please revise or advise.
5. In the Filing Fee Table (Exhibit 107), you use a maximum aggregate purchase price of
         $20 million for the ordinary shares subject to the Offer in determining the filing fee.
         Consistent with your disclosure in the Offer to Purchase, please update the Filing Fee
         Table (and the resulting filing fee) to reflect a maximum aggregate purchase price of $40 million (20 million ordinary shares at a price of $2.00 per ordinary share).
Certain Significant Considerations, page 7

6. We note the statement here, which also appears throughout the Offer to Purchase, that
         "[i]f Mr. Gertsovskiy tenders 10 million shares as he has indicated, our ownership
 Andrey Fadeev
FirstName
GDEV Inc.LastNameAndrey Fadeev
Comapany28,
December  NameGDEV
              2023     Inc.
December
Page 3    28, 2023 Page 3
FirstName LastName
         structure following completion of the Offer will be different than our ownership structure prior to the Offer." Please expand to explain how your ownership structure will differ, assuming all of those 10 million shares are purchased. In addition to reducing his ownership percentage, explain how Mr. Gertsovskiy tendering these shares may impact his ability to nominate directors to the Company's board of directors pursuant to his existing agreement with the Company.
Procedures for Tendering Shares, page 15

7.       Refer to the following statements on page 18 of the Offer to Purchase:
   The Company will
         determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for purchase of any tender of shares, and its determination will be final and binding on all parties. . . . By tendering shares to us, you agree to accept
         all decisions we make concerning these matters and waive any right you might otherwise
         have to challenge those decisions    (emphasis added). Consistent with
your disclosure in
         Section 4    Withdrawal Rights,    please revise these statements to
include a qualifier that
         shareholders are not foreclosed from challenging your determination in a court of competent jurisdiction.
Withdrawal Rights, page 19

8.       Refer to the following disclosure made on page 19 of the Offer to
Purchase:    You may
         also withdraw your previously tendered shares at any time after 5:00 p.m., Eastern Time, on January 18, 2024, unless such shares have been accepted for payment as provided in
         the Offer.    It does not appear that January 18, 2024 is the 40th
business day (as defined in
         Rule 13e-4(a)(3)) after commencement of this Offer. See Rule 13e-4(f)(2)(ii). Please revise or advise.
Conditions of the Offer, page 20

9. Refer to the last bullet point on page 20 of the Offer to Purchase. As currently drafted, the language here suggests that the Offer is conditioned on at least 15 million shares being tendered AND being withdrawn before the Expiration Time. Please revise.
10. Revise to explain what is meant by "the imposition of . . . general minimum or maximum price limits on prices for, trading in securities on any [U.S. exchange]" in the first bullet on page 21 of the Offer to Purchase or delete this language.
11. Refer to the following statement in the first paragraph on page 23 of the Offer to
         Purchase:    Our failure at any time to exercise any of the foregoing
rights will not be
         deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the
Expiration Time.    If an
         offer condition is    triggered    while an offer is pending, in our
view, the offeror must
         promptly inform shareholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition at any time and from
         time to time    may be inconsistent with your obligation in this
regard. Please confirm in
 Andrey Fadeev
GDEV Inc.
December 28, 2023
Page 4
         your response letter that you will promptly notify target shareholders if a condition is triggered while the Offer is pending.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Shane Callaghan at
202-330-1032.



FirstName LastNameAndrey Fadeev                                 Sincerely,
Comapany NameGDEV Inc.
                                                                Division of
Corporation Finance
December 28, 2023 Page 4                                        Office of
Mergers & Acquisitions
FirstName LastName